UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-37871

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 30, 2019, Beijing Moment Everlasting Ad Co., Ltd. (“Beijing Moment”), a consolidated affiliated entity of Gridsum Holding Inc. (the “Company”), entered into a loan agreement with an entity affiliated with Hammer Capital Private Investments Limited, an existing shareholder of the Company (the “Lender”). Pursuant to the loan agreement, the Lender provided a working capital loan in the amount of RMB120 million (the “RMB Loan”) to Beijing Moment. The RMB Loan bears interest at 4% per annum and has a term of 24 months, and may be prepaid by the Company before the maturity date. The loan agreement includes other customary terms and covenants, including certain events of default after which the RMB Loan may be due and payable immediately. The RMB Loan is guaranteed by certain of the Company’s consolidated affiliated entities and subsidiaries, including Beijing Gridsum Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd., Beijing Yunyang Ad Co., Ltd. and Dissector (Beijing) Technology Co., Ltd., and is secured by the pledge of intellectual properties held by Beijing Moment, Beijing Gridsum Technology Co., Ltd., Beijing Yunyang Ad Co., Ltd. and Dissector (Beijing) Technology Co., Ltd.

In connection with and as part of the consideration for the extension of the RMB Loan by the Lender, on May 30, 2019, the Company issued to Hammer Capital China Limited (the “Warrant Holder”), an affiliate of the Lender, a warrant to purchase Class B ordinary shares of the Company (the “Warrant”). Under the Warrant, the Warrant Holder may purchase Class B ordinary shares of the Company at the exercise price of US$4.0261 per share (the “Warrant Price”), for up to a total number of Class B ordinary shares representing the aggregate exercise price of US$14.45 million (the “Maximum Purchase Amount”). The Maximum Purchase Amount will be increased to US$17.34 million if the RMB Loan is not repaid in full by May 30, 2020, and further increased to US$21.68 million if the RMB Loan is not repaid in full by November 30, 2020. The Warrant is exercisable in whole or in part from time to time until May 30, 2022. However, the Warrant Holder may only exercise such portion of the Warrant to the extent that the Warrant Holder, together with its affiliates and any other persons acting as a group together with it or any of its affiliates, would beneficially own up to 19.9% of the total outstanding Class B ordinary shares of the Company after the exercise. The Warrant Holder may waive such beneficial ownership limit by not less than 61 days’ prior notice to the Company.

The Warrant Price represents an approximately 20% premium to the volume weighted average price of the Company’s American depositary shares, each representing one Class B ordinary share, for the five consecutive trading days immediately prior to May 30, 2019. The Warrant Price is subject to customary adjustments in the case of share splits, share combinations, certain dividends and distributions, reorganizations, consolidations, mergers and certain other events.

In connection with the issuance of the Warrant, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Warrant Holder, under which the Warrant Holder has the right to require the Company to file registration statements to cover the offer and sale of the Class B ordinary shares issuable upon exercise of the Warrant, as well as certain customary piggyback registration rights.

The Warrant and the Registration Rights Agreement are included as exhibits to this Form 6-K. The foregoing description of the Warrant and the Registration Rights Agreement does not purport to be complete, and is qualified in its entirety by reference to these exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Michael Peng Zhang
Name:	Michael Peng Zhang
Title:	Co-Chief Financial Officer

Date: June 3, 2019

Exhibit Index

Exhibit 99.1 — Warrant to Purchase Ordinary Shares dated May 30, 2019

Exhibit 99.2 — Registration Rights Agreement dated May 30, 2019

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